Mail Stop 0306

April 26, 2005

Sebastien Dufort
President
Voyager One, Inc.
859 West End Court, Suite 1
Vernon Hills, Illinois 60061

Re:	Voyager One, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed April 22, 2005
      File No. 333-123702

Dear Mr. Dufort:

	We have limited our review to selected portions of your registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The sale of our common stock following conversion ... short sales
....
decline - Page 12
1. We note your responses to comments 2 and 4. Please clarify whether Trey Resources has also indicated that they will not engage in short sales of your common stock.

Note 13. Standby Equity Distribution Agreement - Page F-22

2. We note in June 2004 you entered into a Standby Equity Distribution Agreement with Cornell Capital Partners (Cornell).
We
further note that you issued convertible debentures to Cornell and Newbridge Securities Corporation in the amount of $740,000 and $10,000, respectively. Tell us supplementally how you originally accounted for the issuance of the convertible debentures. Also, tell us supplementally and revise to disclose how you accounted for the termination that occurred in March 2005. Please cite the accounting guidance that you relied on. Additionally, tell us why it is appropriate to reflect such termination that occurred in March 2005 in your 2004 financial statements.

*          *          *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please furnish the representations outlined in the closing paragraphs of our April 15, 2005 letter when you request acceleration of the effectiveness of your registration statement.

      You may contact Thomas Dwyer at (202) 824-5564 or Michele
Gohlke, Branch Chief, at (202) 942-7903 if you have questions regarding comments on the financial statements and related matters.
Please contact Tom Jones at (202) 942-1927 or me at (202) 924-7924 with any other questions.

      Sincerely,



							David Ritenour
							Special Counsel

cc (via fax): Philip E. Ruben, Esq.





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Sebastien Dufort
Voyager One, Inc.
April 26, 2005
Page 2